ТР Элемтә Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АҖ

420061,г.Казань,ул.Н.Ершова,55Е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805, Кор/с 30101810000000000805 [redacted] Код по ОКПО 01150782

Дата 29.01.03 № 18

На № ____________ от ____________

03003874

EXEMPTION # 82-4754

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 FEB 14 AM 7:21

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2002, 4 QUARTER.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Yours truly,
General Director
Fahriev A. M.

ИНН 1653007966

dlw 2/19

03 FEB 14 AM 7:21

«Approved»

by Board of Directors
Open Joint Stock Company
«Kazanskaya Gorodskaya
Telephonaya Set»
(Kazan GTS)
Minutes № 11/1 dated of 15.01.2001

R.T. Minister of Communications R.G. Zalyalov _____________
(Signature)

Seal

QUARTERLY REPORT
BY ISSUER OF SECURITIES

2002 IV QUARTER

Open Joint Stock Company
«Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D

Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420045

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev _____________

Chief Accountant L.V. Tyugaeva _____________

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 76 93 93***
Fax: ***(8432) 64 23 21***
E-Mail: ***elia@gts.kazan.su***

Changes in the quarterly report for 2002 third quarter.
A. DATA ON ISSUER

32. Number of personnel.

The number of personnel including branches and representations for the reported period constitutes 1 061 people

36. Data on the charter capital of the issuer.

Size of the charter capital of the issuer (rbl.).: 124 617 920
The charter capital of the issuer by shares categories:
Common shares:
Total volume (rbl).: 122 029 880
Share in the charter capital: 97.92322 %
Preferred shares:
Total volume (rbl).: 2 588 040
Share in the charter capital: 2.07678 %

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): *16.10.2002*
Code *1355110D16102002*

On October 14, 2002 the Company Board of directors has accepted the decision on issue and prospectus of issue of common and preferred shares of OAO "Kazan GTS" with the following conditions:

- Common nominal non-documentary shares;
- Nominal value 0,1 rbl.;
- Quantity of the placed shares 1 176 716 700 pieces;
- Method of accommodation - distribution of the additional shares among the shareholders of joint-stock company;
- Date of distribution, or order of its determination: the distribution is carried out after expiration of seven working days from the moment of state registration of the securities issue in FCS of Russia;
- Order of accommodation of the issued securities: accommodation is carried out by distribution of the additional shares of joint-stock company among the shareholders. The distribution is carried out lump-sum in one day, among registered in a record-keeping system of the rights of persons on that day by changing the record in the register of the shareholders of the Company of quantity of the shares of all shareholders of the prior issue;

- Preferred nominal non-documentary shares;
- Nominal value 0,1 rbl.;
- Quantity of the placed shares 24 956 100 pieces;
- Method of accommodation - distribution of the additional shares among the shareholders of joint-stock company;
- Date of distribution, or order of its determination: the distribution is carried out after expiration of seven working days from the moment of state registration of the securities issue in FCS of Russia;
- Order of accommodation of the issued securities: accommodation is carried out by distribution of the additional shares of joint-stock company among the shareholders. The distribution is carried out lump-sum in one day, among registered in a record-keeping system of the rights of persons on that day by changing the record in the register of the shareholders of the Company of on quantity of the shares of all shareholders of the prior issue;

Results of voting: unanimously, 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.

Date of occurrence of the fact (event, action): *11.10.2002*
Code *1355110D11102002*

Condition of advance settlement of the bond by granting unscheduled access to a telephone network is technical opportunity of installation of the telephone at the address, indicated by the holder of the bond.
Technical opportunity of installation of the telephone is determined by the issuer depending on:
· availability of free number capacity at the telephone exchange in a zone of installation;
· availability of a free user line in a trunk cable in a zone of address installation;
· availability of a free user line in a distributive cable in a zone of address installation.

2. *To entrust ZAO IC "Elemte" as the general agent of registration of the issue of OAO "Kazan GTS" nominal non-documentary telephone loan series 09 bonds .*

Results of voting: unanimously, 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.

Date of occurrence of the fact (event, action): *19.11.2002*
Code *1555110D19112002*

Type of securities: The nominal documentary coupon series B to bearer bond, coupon 4
Date of drawing up the list of bondholders, having the right to receive coupon income: November, 19, 2002

Date of occurrence of the fact (event, action): *29.11.2002*
Code *1155110D29112002*
Type of securities: The nominal documentary coupon series B to bearer bond, coupon 4
Date of charging the income under the bonds: the list is drawn up as of 19.11.2002.
Date of coupon income payment: 29.11.2002
Size of interest charged on one bond: 17,85 % annual.
Total of the bonds of one tranche, on which the income is charged: 300 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *28.11.2002*
Code *0455110D28112002*

The name, place and mail address of the legal entity: OAO "Comtat", 8, Kremlevskaya Str., Kazan, 420111, Tatarstan
Share of the issuer in the charter capital of the legal entity:
- Before change –30 %.
- After change – 0 %
The date, when the change in charter capital took place: 28.11.2002

B.DATA ON ISSUER'S SECURITIES

Ordinal number of the issue: 4
Category: common
Type of securities: nominal, non-documentary
Nominal value of one issued security: 0.1 rbl
Quantity of issued securities: 1 176 716 700
Issue total volume : 117 671 670

Information on state registration of the issue:
Date of registration: 22.11.2002
Registration number: 1-04-55110-D
Body responsible for registration : FKSB of Russia

Method of distribution: distribution among shareholders

Period of distribution: from 4.12.2002 till 4.12.2002

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the registered report on issue's results: 1 176 716 700

Information on state registration of the report on the results of the issue:
Registration date: 17.12.2002
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
None

Market information on issued securities:
Securities of the issuer are traded mainly at over-the-counter market. Securities of OAO "Kazan GTS" are traded at stock market section of Moscow Interbank Currency Exchange and Russian Trade System.

Additional substantial information on issued securities:
No.

Ordinal number of the issue: 3
Category: preferred
Type of securities: nominal, non-documentary
Nominal value of one issued security: 0.1 rbl
Quantity of issued securities: 24 956 100
Issue total volume : 2 495 610

Information on state registration of the issue:
Date of registration: 22.11.2002
Registration number: 2-03-55110-D
Body responsible for registration : FKSB of Russia

Method of distribution: distribution among shareholders
Period of distribution: from 4.12.2002 till 4.12.2002

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the registered report on issue's results: 24 956 100

Information on state registration of the report on the results of the issue:
Registration date: 17.12.2002
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
No

Market information on issued securities:
Trade of preferred shares of the issuer is not carried out